EXHIBIT 21

SUBSIDIARIES OF JANEL CORPORATION

Name	State of Incorporation

Janel Group, Inc.	New York

The Janel Group of Georgia, Inc.	Georgia

Alpha International, LP	New York

PCL Transport, LLC	New Jersey

Janel Alpha GP, LLC	Delaware

Janel Ferrara Logistics, LLC	New Jersey

Order Logistics, Inc.	Nevada

Liberty International, Inc.	Rhode Island

W.J. Byrnes & Co., Inc.	California

Indco, Inc.	Tennessee

Global Trading Resources	Oregon

Aves Labs Inc.	Oregon

Antibodies Inc.	California